SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 6)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BRISTOL-MYERS SQUIBB COMPANY

(Name of Subject Company and Filing Person (Issuer and an Offeror))

MEAD JOHNSON NUTRITION COMPANY

(Name of Filing Person (Affiliate of the Issuer and an Offeror))

Common Stock, $0.10 Par Value

(Title of Class of Securities)

110122108

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

Senior Vice President, General

Counsel & Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Senior Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

William P’Pool, Esq. Mead Johnson Nutrition Company 2701 Patriot Blvd. Glenview, Illinois 60026 (847) 832-2420

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Ronald Cami, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475 (212) 474-1000	David A. Schuette, Esq. Mayer Brown LLP 71 S. Wacker Dr. Chicago, IL 60606 (312) 782-0600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$7,687,400,000	$428,957

(1)	This valuation assumes the exchange of up to 170,000,000 shares of class A common stock, par value $0.01 per share, of Mead Johnson Nutrition Company, a Delaware corporation, for shares of common stock, par value $0.10 per share, of Bristol-Myers Squibb Company, a Delaware Corporation. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $45.22, the average of the high and low sale prices of MJN common stock on The New York Stock Exchange on November 13, 2009 and (ii) 170,000,000, the maximum number of shares of MJN common stock to be exchanged in the exchange offer.

(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $428,957.00

Form or Registration No.: Registration Statement on Form S-4 (No. 333-163126)

Filing Party: Mead Johnson Nutrition Company

Date Filed: November 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) by Bristol-Myers Squibb Company (“BMS”) on November 16, 2009, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed with the SEC on November 25, 2009, Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed with the SEC on December 7, 2009, Amendment No. 3 to the Tender Offer Statement on Schedule TO, filed with the SEC on December 11, 2009, Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed with the SEC on December 16, 2009 and Amendment No. 5 to the Tender Offer Statement on Schedule TO, filed with the SEC on December 18, 2009 (as so amended, the “Schedule TO”). This Schedule TO relates to the offer by BMS to exchange up to 170,000,000 shares of class A common stock, par value $0.01 per share (“MJN common stock”) of MJN, in the aggregate, for shares of BMS common stock, par value $0.10 per share (“BMS common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated December 15, 2009 (the “Prospectus”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, MJN has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (Registration No. 333-163126) (the “Registration Statement”) to register the shares of MJN common stock offered in exchange for shares of BMS common stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

The Exchange Offer expired at 12:00 midnight, New York City time, on December 17, 2009. BMS accepted for exchange 269,285,601 shares of BMS common stock in exchange for the 170,000,000 shares of MJN common stock owned by BMS. Each share of BMS common stock accepted for exchange by BMS was exchanged for 0.6313 shares of MJN common stock.

Because the Exchange Offer was oversubscribed, BMS accepted only a portion of the shares of BMS common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Stockholders who owned less than 100 shares of BMS common stock, or an “odd-lot”, who validly tendered all of their shares, could elect not to be subject to proration, in accordance with the terms of the Exchange Offer. All shares tendered by eligible electing odd-lot stockholders have been accepted. The final proration factor of 53.8954842% was applied to all other tendered shares of BMS common stock to determine the number of such shares that would be accepted.

Based on the final count by the exchange agent, BNY Mellon Shareowner Services, the results of the Exchange Offer are as follows:

Total number of shares of BMS common stock tendered	499,484,935
Shares tendered that were subject to proration	499,298,888
“Odd-lot” shares tendered that were not subject to proration	186,047
Total number of shares of BMS common stock accepted	269,285,601

On December 23, 2009, BMS and MJN issued a press release announcing the final results of the Exchange Offer, a copy of which is attached as Exhibit (a)(4)(vi) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(4)(vi) Press Release by Bristol-Myers Squibb Company and Mead Johnson Nutrition Company announcing the final results of the exchange offer dated December 23, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2009

BRISTOL-MYERS SQUIBB COMPANY

By:	/S/ SANDRA LEUNG

Name:	Sandra Leung
Title:	Senior Vice President, General Counsel and Secretary

MEAD JOHNSON NUTRITION COMPANY

By:	/S/ STANLEY BURHANS

Name:	Stanley Burhans
Title:	Vice President and Controller

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (Book Entry) (incorporated by reference to Exhibit 99.1 to Mead Johnson Company’s Registration Statement on Form S-4 (Registration No. 333-163126), filed with the Securities and Exchange Commission on November 16, 2009, as amended by Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on November 25, 2009, Amendment No. 2 to the Registration Statement on Form S-4 filed with the SEC on December 7, 2009 and Amendment No. 3 to the Registration Statement on Form S-4 filed with the SEC on December 11, 2009 (as so amended, the “Registration Statement”)).

(a)(1)(ii)	Form of Letter of Transmittal (Certificates) (incorporated by reference to Exhibit 99. 2 to the Registration Statement)

(a)(1)(iii)	Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99. 3 to the Registration Statement)

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to reference to Exhibit 99.6 the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(4)(i)*	Press Release by Bristol-Myers Squibb Company announcing the commencement of the exchange offer dated November 15, 2009.

(a)(4)(ii)	Prospectus, dated December 15, 2009, filed with the Securities and Exchange Commission on December 16, 2009.

(a)(4)(iii)**	Press Release by Bristol-Myers Squibb Company and Mead Johnson Nutrition Company announcing the amendment and extension of the exchange offer dated December 4, 2009.

(a)(4)(iv)***	Press Release by Bristol-Myers Squibb Company and Mead Johnson Nutrition Company announcing that Bristol-Myers Squibb Company has set the exchange ratio for its exchange offer dated December 16, 2009.

(a)(4)(v)****	Press Release by Bristol-Myers Squibb Company and Mead Johnson Nutrition Company announcing the preliminary results of the exchange offer dated December 18, 2009.

(a)(4)(vi)	Press Release by Bristol-Myers Squibb Company and Mead Johnson Nutrition Company announcing the final results of the exchange offer dated December 23, 2009.

(h)(i)	Opinion of Cravath, Swaine & Moore LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).

*	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed on November 16, 2009.
**	Previously filed with the Securities and Exchange Commission on Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on December 7, 2009.
***	Previously filed with the Securities and Exchange Commission on Amendment No. 4 to the Tender Offer Statement on Schedule TO filed on December 16, 2009.
****	Previously filed with the Securities and Exchange Commission on Amendment No. 5 to the Tender Offer Statement on Schedule TO filed on December 18, 2009.

4